                                PRESS RELEASE

                             FOR IMMEDIATE RELEASE


     October 31, 2000 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income for the quarter ended September 30, 2000 of $5.3 million, or $0.63 per share (diluted), on revenues of $21.0 million. This compares to net income of $0.6 million, or $0.07 per share (diluted), on revenues of $18.5 million for the third quarter of 1999. The quarter includes a pre-tax gain of $3.6 million related to the previously announced sale of the Highland Fortress for $8.5 million in July 2000. Excluding the effect of this item, the Company would have reported net income of $0.33 per diluted share for the third quarter.

     During the third quarter of 2000, the Company experienced an increase in vessel utilization in all markets compared to the second quarter of 2000. The North Sea market utilization was 98.9% for the third quarter compared to 92.8% for the second quarter as all but four of nineteen boats operated at full capacity. The Southeast Asia market utilization also improved quarter over quarter as the twelve vessels in this fleet averaged 70.4% in the third quarter versus 62.6% in the second quarter. Utilization was the single largest factor in the revenue increase of $0.9 million from the second quarter to the third quarter as dayrates were static during the comparable periods. The improved utilization in the third quarter more than offset the loss of revenue experienced from the sale of the Highland Fortress which had been working on the spot market pending transfer to the buyers.

     Bruce Streeter, President and COO said, "We are encouraged by the increases in utilization in both the North Sea and Southeast Asia markets. The North Sea dayrates have continued to improve from the second quarter forward and look to hold firm during the winter months. The demand for term contracts has also increased during the third quarter but has not yet returned to the robust levels of 1998. The Southeast Asia market has experienced what appeared to be several early stages of a solid recovery during the last six months, only to be followed by periods of reduced demand and flat dayrates. We are optimistic, however, that both of these markets will continue to improve as the level of spending on exploration and development is forecast to increase throughout 2001."

     GulfMark will hold a conference call to discuss the third quarter earnings with analysts, investors and other interested parties at 10:00 A.M. CST/11:00 A.M. EST on Wednesday, November 1, 2000. Those interested in participating in the conference call should call 800/288-8968 (612/332-1025, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio Webcast at http://www.vcall.com. A replay will be available after the conference call at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 547062.




Contact:     Edward A. Guthrie, Executive Vice President
             (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GULFMARK OFFSHORE, INC.
Press Release - For Immediate Release
October 31, 2000


                           OPERATING RESULTS
                  (in 000's except per share amounts)

                                     Three Months Ended  Nine Months Ended
                                        September 30,      September 30,
                                      ------------------  -----------------
                                        2000      1999      2000     1999
                                      --------  --------  -------- --------
Revenues............................. $20,968   $18,502   $55,420  $59,251
Direct operating expenses............   8,663     9,037    25,287   25,918
Bareboat charter expense.............   1,632     1,769     5,063    5,288
Depreciation and amortization........   3,112     3,077     9,596    9,426
General and administrative expenses..   1,573     1,343     4,683    4,456
                                      -------   -------   -------  -------
     OPERATING INCOME................   5,988     3,276    10,791   14,163

Interest expense, net of interest
  income.............................  (2,604)   (2,378)   (8,219)  (6,836)
Income (loss) from unconsolidated
  venture............................     217      (329)     (294)    (365)
Gain on sale of assets...............   3,601        --     3,601       --
Other, net...........................     253       112       399      190
                                      -------   -------   -------  -------
Income before income taxes...........   7,455       681     6,278    7,152
Income tax provision.................  (2,154)     (117)   (1,717)  (1,877)
                                      -------   -------   -------  -------
     Net income...................... $ 5,301   $   564   $ 4,561  $ 5,275
                                      =======   =======   =======  =======

BASIC EARNINGS PER SHARE:
     NET INCOME...................... $  0.65   $  0.07   $  0.56  $  0.65
                                      =======   =======   =======  =======

DILUTED EARNINGS PER SHARE:
     NET INCOME...................... $  0.63   $  0.07   $  0.55  $  0.64
                                      =======   =======   =======  =======

Weighted average common shares.......   8,164     8,129     8,155    8,127
Weighted average diluted common
  shares.............................   8,342     8,302     8,315    8,274

Rates Per Day Worked
  North Sea based fleet.............. $ 9,447   $ 9,823   $ 8,992  $10,248
  Southeast Asia based fleet.........   3,847     3,797     3,860    4,458
  Brazil based fleet.................   8,663    10,727     8,144    9,353

Overall Utilization %
  North Sea based fleet..............    98.9%     83.5%     89.3%    90.6%
  Southeast Asia based fleet.........    70.4%     69.4%     62.3%    63.7%
  Brazil based fleet.................    99.9%     82.0%     97.3%    90.1%

Average Owned or Chartered
  North Sea based fleet..............    18.3      18.9      18.7     18.3
  Southeast Asia based fleet.........    12.0      11.0      12.0     11.0
  Brazil based fleet.................     3.0       2.0       3.0      2.0
                                      -------   -------   -------  -------
     Total...........................    33.3      31.9      33.7     31.3
                                      =======   =======   =======  =======